Exhibit 12.1
Joy Global Inc.
Computation of Ratio of Earnings to Fixed Charges
In Millions

	Nine Months
	Ended	Year Ended
	July 29,	October 29,	October 30,	October 31,	October 26,	October 28,
	2011	2010	2009	2008	2007	2006
Income from continuing operations before provision for income taxes per Statement of Income	610.2	679.0	682.6	527.1	449.1	450.4

Add:
Portion of rents representative of the interest factor	7.3	8.8	8.1	7.7	5.9	5.6
Interest on indebtedness, including amortization of debt expense and premium	25.2	30.0	32.2	34.2	31.9	5.7

Earnings	642.7	717.8	722.9	569.0	486.9	461.7

Interest on indebtedness, including amortization of debt expense and premium	25.2	30.0	32.2	34.2	31.9	5.7
Rents
Consolidated rent expense	21.8	26.5	24.2	23.1	17.7	16.7
Portion of rents representative of the interest factor (1/3)	7.3	8.8	8.1	7.7	5.9	5.6
Fixed charges	32.5	38.8	40.3	41.9	37.8	11.3

Ratio of earnings to fixed charges	19.8	18.5	18.0	13.6	12.9	41.0